

Yoon Choo, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006-1600

Re: Dividend and Income Fund, Inc.
        File Nos. 333-175607, 811-08747
        (the "Fund")

Dear Ms. Choo:

        The Dividend and Income Fund, Inc., filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") on July 15, 2011. The filing was made to register shares of common stock in connection with the issuance of non-transferrable rights to shareholders of the Fund. A letter of even date from John F. Ramirez, Chief Compliance Officer of the Fund, accompanied the filing.

        Our comments regarding the filings are set forth below.

General

1.   In light of disclosure regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. *See*, Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

2.   Explain to the staff whether the Fund has considered the factors and made the determinations required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to rights offerings. In particular, your response should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff's view that there be a specific intended use for the offering proceeds and disclose it under the caption "Use of Proceeds."

3.   Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Prospectus Cover

4.   Delete the word "reward" from the initial sentence of the second paragraph. Disclosure in this paragraph indicates that: "The subscription price per Share will be 95% of the lower of (a) the Fund's NAV per Share or (b) the market price per Share." In light of the resultant immediate dilution, at an appropriate location in the prospectus provide an illustrative example or table which assists shareholders in understanding the effects of dilution depending on whether they participate in the offering fully, partially, or not at all.

5.   The sixth paragraph notes that the Fund may invest in unregistered investment companies and foreign entities. With respect to the former, if the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure. Disclose that the investments are commonly known as hedge funds. Also disclose how the Fund will value the hedge funds in which it invests. With respect to the latter, explain to the staff whether such investments are subject to any emerging markets risks.

6.   Footnote 4 to the price table indicates that the number of shares maybe increased by 25% in connection with the over-subscription privilege. Confirm that these shares are included in the shares being registered.

7.   Revise the prominent statement appearing at the bottom of the page the substance of which is required by Rule 481(b)(1) under the Securities Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Prospectus

8.   The paragraph that follows the Table of Content indicates that the prospectus is accurate only as of the date thereof. Revise that disclosure to indicate that the Fund will update the prospectus as appropriate to include material changes.

9.   Revise Item (x) under the sub-caption "Prospectus Summary – The Offering – Purpose of the Offering" and disclose that the benefit to the investment manager from the offering constitutes a conflict of interest.

10.   Add the indicated clause to the following disclosure appearing under the sub-caption "Prospectus Summary – The Fund – Investment Strategy," "Except for securities related to the U.S. government, no more than 25% of the Fund's total assets will be invested in any one industry or group of industries sector nor, as to 75% of the Fund's total assets, will more than 5% be invested in securities of any one issuer."

11.   The next sub-captioned discussion, "Use of Leverage" discloses that: "The Fund has utilized leverage since shortly after it began investment operations and expects to continue to use investment leverage; however, there can be no assurance that the Fund will continue to engage in any leveraging techniques." The gist of this statement needs to be added to the prospectus cover.

12.   Disclosure sub-captioned "Recent Market Events" contains a discussion of the recent market turmoil. Similar disclosure appears elsewhere in the document. In light of the continuing economic issues in Europe involving Greece, Spain, Ireland and Portugal, among other European countries, and the impact that may have on both the domestic economy and international markets, please enhance the disclosure accordingly.

13.   Later disclosure discusses the Fund's securities lending policy. Revise the disclosure to indicate whether the Fund uses affiliated agents in managing its lending program and to invest collateral. Explain how the Fund intends to handle situations when it is called upon to vote its interest on material matters. Disclose that the costs of lending portfolio securities are not included in the fee table.

14.   Revise the fee table consistent with the following:

- the table contains blanks. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,
- revise footnote 2 as follows: "These offering expenses will be borne by the Fund and indirectly by all of the Fund's common stockholders, including those who do not exercise their Rights,
- the last sentence of footnote 4 states that: "The percentage of Management Fees is based on the Fund's fiscal year ended November 30, 2010." Given that we are almost nine months into the current fiscal year, will the fee for this fiscal year be materially different,
- footnote 5 to the fee table discloses that the Advisor is paid based on managed assets. The fee table, however, requires the advisory fee to be disclosed in terms of net assets. Please revise the footnote to explain how the contractual rate based on managed assets is converted to net assets. In this regard, disclose the amount of leverage used or assumed in calculating the advisory fee,
- move the footnotes appearing after the "Annual Expenses" segment of the table so as to follow the Example,
- footnote 6 indicates that it reflects the cost of borrowing under the line of credit. Explain how this number compares to the number for the fiscal year ended November 30, 2010 and the number for the first nine months of the current fiscal year,
- footnote 7 to the fee table states that "Other Expenses" is an estimate based upon anticipated cost savings to be achieved by the Advisor over the course of the upcoming years. In general, the staff takes the position that "Other expenses" should be based on the actual operating expenses of the Fund during the previous year (see, for example, Instruction (3)(d) to Item 3 of Form N-1A), and that these operating expenses should be restated only if current fees are lower. Restatements should not be based upon anticipated cost savings through anticipated economies of scale or possible

future reductions in fixed costs. Accordingly, revise footnote 7 and disclose in the fee table the operating expense ratio for the Fund based upon last year's actual costs, and

- with respect to the discussion in Footnote 9 regarding the adviser's agreement to waive fees, confirm that the adviser or an affiliate may not recapture any waived amounts, that the Board, not the manager, may terminate the waiver agreement, and confirm that the waiver agreement has been or will be filed as an exhibit to the registration statement. Further, change the following disclosure in this footnote to "acquired fund fees and expenses,": "fees and expenses of investing in other investment companies."

15.   The proviso paragraph of the discussion captioned "Financial Highlights" discloses that: "The financial highlights for the <u>fiscal years ended November 30, 2001 through 2005</u> are <u>unaudited</u>." With respect to the first highlighted segment of the sentence, the information should be updated, see Regulation S-X, Rule 3-18. As regards the statement that the indicated information is unaudited, the Fund should have the audited numbers, please explain why the information is said to be unaudited.

16.   Revise the paragraph in all capital letters appearing under the caption "The Rights Offering – Payment for Shares" by reminding subscribers of the 5 day requirement in the case of payment by personal check discussed three paragraphs earlier.

17.   The final sentence of the disclosure captioned "Use of Proceeds" states that: "Following the completion of the rights offering, the Fund may increase the amount of leverage outstanding." Disclose the Fund's anticipated increase in leverage. Also disclose the type or nature of the contemplated leverage.

18.   A later sub-caption, "Securities of Other Investment Companies" discloses the following: "The Fund may invest in the securities of other investment companies, including closed end funds, open end funds, ETFs, BDCs, unit investment trusts, <u>private investment companies, and offshore investment companies</u>, to the extent permitted by the 1940 Act." (*Emphasis added.*) Please disclose the nature of the private and off shore investment companies, what the limits are under the 1940 Act, and all material risks.

19.   Under the caption "Leverage," disclosure in the fourth paragraph discusses the Fund's $30 million dollar Line of Credit and states that: "The Fund's portfolio securities have been pledged as collateral to secure this loan." Explain to the staff whether this means that the entire portfolio or only so much as is equal to the mount of the outstanding loan has been or may be pledged to secure borrowings.

20.   Revise the discussion captioned "Cautionary Notice Regarding Forward-Looking Statements" so as to clarify that any forward-looking statement contained in the prospectus or SAI do not meet the safe harbor for forward-looking statements pursuant to §27A of the Securities Act.

21.   Revise the discussion captioned "Description of Capital Stock - Certain Anti-Takeover Provisions in the Governing Documents" so as to provide a more inclusive list

of the provisions in its Governing Documents which could have the effect of limiting shareholders and others in their quest to gain control of the Fund or to effectuate change.

22.   In this connection, as the Fund is a corporation created under the laws of Maryland, explain to the staff the Fund's status under the Maryland Control Share Acquisition Act.

             *   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Monday, August 22, 2011